SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T                                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                       No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

(1)	An announcement on the notice of the third extraordinary general meeting for the year 2007 by China Petroleum & Chemical Corporation (the "Registrant”);

(2)	Announcement on matters to be dealt with at the third extraordinary general meeting for the year 2007 by the Registrant; and

(3)	Announcement on proposed issuance of RMB bonds with warrants by the Registrant in Mainland China.

Each issued by the Registrant on September 28, 2007.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: September 29, 2007

3

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTIFICATION

NOTICE OF EGM/SGM

NOTICE OF THE THIRD EXTRAORDINARY
GENERAL MEETING FOR THE YEAR 2007
An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under “Latest Listed Company Information” and at the website of China Petroleum & Chemical Corporation of www.sinopec.com.

This notification merely serves to advise investors of the matter and of the publication of the notice on the above websites. This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose. Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 23rd Floor, Gloucester Tower, 15 Queen’s Road Central, Hong Kong, from 9:00a.m. to 1:00p.m. and from 2:00p.m. to 5:00p.m., Mondays to Fridays, from today until 30 October 2007. Copies will be provided upon request at a cost of HK$5 per sheet.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC 28 September 2007

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF THE THIRD EXTRAORDINARY
GENERAL MEETING FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the third extraordinary general meeting of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the year 2007 (the “EGM”) will be held at the Crowne Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, the PRC at 9:00 a.m. on 15 November 2007.

The following matters will be dealt with at the EGM:

SPECIAL RESOLUTION

1.            To consider item by item the “Resolution relating to the Proposal for the Issuance of Bonds withWarrants”:

(1)           Issuance Size

(2)           Issuance Price

(3)           Issuance Target, Method of Issuance and Arrangement of Sale to Existing Shareholders

(4)           Term of the Bonds

(5)           Interest Rate of the Bonds with Warrants

(6)           Term and Method of Repayment for Principal and Interest

(7)           Term of Redemption

(8)           Guarantee

(9)           Term of the Warrants

(10)           Conversion Period of the Warrants

(11)           Proportion of Exercise Rights for the Warrants

(12)           Exercise Price of the Warrants

(13)           Adjustment of the exercise price of the Warrants

(14)           Use of Proceeds from the Proposed Issuance

(15)           Validity of the Resolution

(16)           Authorisations to the Board of Directors to complete the Specific Matters of the Proposed Issuance.

ORDINARY RESOLUTIONS

2.           To consider the “Resolution relating to the feasibility of the projects to be invested with theproceeds from the proposed issuance”

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3.           To consider the “Resolution relating to the description prepared by the Board of Directors on theuse of proceeds from the previous issuance”

By Order of the Board of Directors China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC

28 September 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

Notes:

1.           Details of Proposed Resolutions

Details regarding the proposed resolutions are set out in the circular issued by Sinopec Corp. dated 28 September 2007.

2.           Eligibility for attending the EGM

Holders of Sinopec Corp.´s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of Sinopec Corp.´s Domestic Shares whose names appear on the Domestic Shares Register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on 15 October 2007 are eligible to attend the EGM.

3.           Proxy

(i)           A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one ormore proxies to attend and vote on his behalf. A proxy needs not be a shareholder of Sinopec Corp.

(ii)           A proxy should be appointed by a written instrument signed by the appointor or its attorney dulyauthorised in writing. If the form of proxy is signed by the attorney of the appointor, the power ofattorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)           To be valid, the power of attorney or other authorisation document(s) which have been notarisedtogether with the completed form of proxy must be delivered, in the case of holders of DomesticShares, to the registered address of Sinopec Corp. and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for the holding of the EGM.

(iv)           A proxy may exercise the right to vote by a show of hands or by poll. However, if more than oneproxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.           Registration procedures for attending the EGM

(i)           A shareholder or his proxy shall produce proof of identity when attending the meeting. If ashareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

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(ii)           Holders of H Shares and Domestic Shares intending to attend the EGM should return the replyslip for attending the EGM to Sinopec Corp. on or before 25 October 2007.

(iii)           Shareholders may send the reply slip to Sinopec Corp. in person, by post or by fax.

5.           Closure of Registers of Members

The registers of members of Sinopec Corp. will be closed from 15 October 2007 to 15 November 2007 (both days inclusive).

6.           Procedures for demanding a poll to vote on resolutions

Subject to Sinopec Corp.´s Articles of Association, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(i)           the chairman of the meeting;

(ii)           at least two Shareholders present in person or by proxy entitled to vote thereat; or

(iii)           one or more Shareholders present in person or by proxy and representing 10% or more of allshares carrying the right to vote at the meeting singly or in aggregate.

7.           Other Businesses

(i)           The EGM will not last for more than one day. Shareholders who attend shall bear their owntravelling and accommodation expenses.

(ii)           The address of the share registrar for H Shares, Hong Kong Registrars Limited is at Rooms1712-1716, 17th Floor, Hopewell Centre, 183 Queen´s Road East, Hong Kong.

(iii)           The address of the share registrar for A Shares of Sinopec Corp., China Securities Registrationand Clearing Company Limited Shanghai Branch Company is at 36 Floor, China InsuranceBuilding, 166 Lu Jian Jiu Dong Road, Pudong Xin District, Shanghai, the PRC.

(iv)           The registered address of Sinopec Corp. is at:

            A6, Huixindong Street, Chaoyang District, Beijing, 100029
The People´s Republic of China
Telephone No.:
(+86)-10-6499 0060
Facsimile No.:
(+86)-10-6499 0022

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing Shareholders with certain information in connection with an extraordinary general meeting of China Petroleum & Chemical Corporation and is not an offer to sell or a solicitation of an offer to buy any securities.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

PROPOSED ISSUANCE OF
RMB BONDS WITH WARRANTS IN MAINLAND CHINA

Notice convening the EGM of Sinopec Corp. to be held at 9:00 a.m. on 15 November 2007 at Crowne Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, the PRC is set out in page 12 to page 15 of this circular. Whether or not you are able to attend the EGM, you are requested to complete and return the relevant forms of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the EGM. Completion and return of the forms of proxy shall not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

28 September 2007

CONTENTS

                                                                                                      Page

Definitions	1

Letter from the Board	3

Notice of EGM	12

i

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“A Shares”	Renminbi-denominated ordinary domestic shares with nominal value of RMB 1.00 each in the share capital of Sinopec Corp. and which are listed on the Shanghai Stock Exchange
“Articles of Association”	the articles of association of Sinopec Corp.
“Board of Directors”	the board of directors of Sinopec Corp.
“Bonds with Warrants”
up to RMB 30 billion in the principal amount of bonds with detachable warrants which are convertible into new A Shares of Sinopec Corp., proposed to be issued by Sinopec Corp. within the Mainland China and to be listed on the Shanghai Stock Exchange

“CSRC”	the China Securities Regulatory Commission of the PRC
“Domestic Shares”	shares issued by Sinopec Corp. under PRC law, the par value of which is denominated in Renminbi, and which are subscribed for in Renminbi
“EGM”
the extraordinary general meeting of Sinopec Corp. to be held on 15 November 2007 at 9:00 a.m. at Crowne Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, the PRC, a notice of which is set out in this circular

“H Shares”	overseas listed foreign shares in the Sinopec Corp.’s share capital, with a nominal value of RMB 1.00 each, which are listed on the Hong Kong Stock Exchange
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Mainland China”	the PRC excluding the Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
“NDRC”	the National Development and Reform Commission
“Offering Memorandum”	the offering memorandum in relation to the proposed issuance of the Bonds with Warrants
“PRC”	the People’s Republic of China
“RMB”	Renminbi, the lawful currency of PRC
“Share(s)”	the H Share(s) and A Share(s) of Sinopec Corp.
“Shareholders”	holders of the Shares
“Sinopec Corp.”	China Petroleum & Chemical Corporation
“State Council”	the State Council of the PRC
“Warrants”	detachable warrants, to be listed on the Shanghai Stock Exchange, that comes with the Bonds with Warrants, convertible into new A Shares of Sinopec Corp.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

Directors:
Su Shulin*(Chairman)
Zhou Yuan*
Wang Tianpu #
Zhang Jianhua#
Wang Zhigang#
Dai Houliang #
Fan Yifei*
Yao Zhongmin*
Shi Wanpeng+
Liu Zhongli+
Li Deshui+

#Executive Directors
* Non-executive Directors
+Independent Non-executive Directors

Registered Office: A6, Huixindong Street Chaoyang District Beijing, 100029 The PRC
28 September 2007

To the Shareholders

Dear Sir or Madam,

PROPOSED ISSUANCE OF
RMB BONDS WITH WARRANTS IN MAINLAND CHINA

The Board of Directors proposes to convene an EGM on 15 November 2007 to consider and, if thought fit, approve by way of a special resolution in relation to (I) the proposal for the issuance of RMB Bonds with Warrants in the Mainland China and to consider, if thought fit, approve by way of ordinary resolutions in relation to (II) the feasibility of projects to be invested with the proceeds from the proposed issuance; and (III) the description prepared by the Board of Directors on the use of the proceeds from the previous issuance. Details of the proposed resolutions are as follows:

I.	THE RESOLUTION RELATING TO THE PROPOSAL FOR THE ISSUANCE OF BONDS WITH WARRANTS

In accordance with the relevant provisions of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, and the Administrative Measures for the Issuance of Securities by Listed Companies issued by the CSRC, the Board of Directors of Sinopec Corp. conducted a review and took the view that Sinopec Corp. has satisfied the criteria for the issuance of Bonds with Warrants in the Mainland China. The Board of Directors considered and approved the proposal for the issuance of the Bonds with Warrants with details as follows:

1.        Issuance Size

This issuance of Bonds with Warrants will be in an amount of not more than RMB30,000,000,000 with no more than 300,000,000 certificates of bonds to be issued. It will be

LETTER FROM THE BOARD

proposed at the EGM to authorise the Board of Directors, subject to the condition that the aggregate amount of the proceeds raised after full exercise of the Warrants attached to the bonds shall not exceed the total amount of the bonds proposed to be issued, to determine the details of the size of issuance and the number of Warrants attached to the bonds in accordance with market conditions.

2.        Issuance Price

The Bonds with Warrants will be issued at par with a nominal value of RMB100 each. The Warrants attached to the bonds are to be distributed to the subscribers of the bonds on a pro rata basis without any additional fees.

3.        Issuance Target, Method of Issuance and Arrangement of Sale to Existing Shareholders

The issuance target is institutional investors having maintained Shareholders’ account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange and the public investors (except for those prohibited under the laws and regulations of the State). Existing holders of Sinopec Corp.’s A Shares are entitled to preferential subscription rights in respect of the proposed issue of the Bonds with Warrants. Not less than 60% of the proposed issuance will be reserved for preferential subscription for existing holders of Sinopec Corp.’s A Shares. The remaining portion and the portion not taken up by existing holders of Sinopec Corp.’s A Shares will be issued to qualified investors according to market condition.

4.        Term of the Bonds

Six years since the date of issuance of the Bonds with Warrants.

5.        Interest Rate of the Bonds with Warrants

It will be proposed at the EGM to authorise the Board of Directors to determine the interest rate and the method of determining the interest rate according to market conditions together with the main underwriter(s). The interest rate will be disclosed in the Offering Memorandum for the Bonds with Warrants.

6.        Term and Method of Repayment for Principal and Interest

Interest will be paid once a year after the date of issuance. Within five trading days after the expiry date of the Bonds with Warrants, Sinopec Corp. will repay all the matured bonds according to the nominal value of the bonds together with interest accrued for the period concerned.

7.        Term of Redemption

If the application of the proceeds from the proposed issuance of bonds is substantially different from the application of proceeds disclosed in the Offering Memorandum (the “Change”), and (i) according to CSRC’s relevant regulations, the Change can be regarded as a change of use of proceeds; or (ii) the Change is regarded by the CSRC as a change of use of proceeds, then the holders of the bonds are entitled to demand redemption of the bonds by Sinopec Corp. at the nominal value together with the interest accrued for the period concerned for one time.

8.        Guarantee

It will be proposed at the EGM to authorise the Board of Directors to determine whether the proposed issuance of the Bonds with Warrants requires a guarantee by China Petrochemical Corporation in accordance with the market conditions, and to complete the relevant matters accordingly.

9.        Term of the Warrants

Twenty four (24) months since the listing of the Warrants at the Shanghai Stock Exchange in the PRC.

LETTER FROM THE BOARD

10.      Conversion Period of the Warrants

The holders of the Warrants are entitled to exercise the Warrants five (5) trading days prior to the end of the term of the Warrants.

11.      Proportion of Exercise Rights for the Warrants

The proportion of exercise rights for the warrants attached to this proposed issuance is 2:1. Two warrants represent the conversion rights to one A share issued by Sinopec Corp.

12.      Exercise Price of the Warrants

The exercise price of Warrants which represents one A share of Sinopec Corp. will be determined according to the following principles: the exercise price shall not be lower than the average price of: Sinopec Corp.’s A Shares as quoted for twenty (20) trading days before the date of issuance of the Offering Memorandum and the average price of Sinopec Corp.’s A Shares one (1) trading day before the date of issuance of the Offering Memorandum, Sinopec Corp.’s H Shares as quoted for twenty (20) trading days before the date of issuance of the Offering Memorandum and the average price of Sinopec Corp.’s H Shares one (1) trading day before the date of issuance of the Offering Memorandum. The details of the exercise price and the method of determination will be proposed at the EGM to authorize the Board of Directors for determination in accordance with the market conditions, relevant regulations and negotiations with the main underwriter(s) to the extent of the scope set out hereinabove.

13.      Adjustment of the exercise price of the Warrants

During the term of the Warrants, in the event that the trading of A Shares of Sinopec Corp. is on ex-rights or ex-dividend basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted accordingly.

(1)	When the trading of A Shares of Sinopec Corp. is on ex-rights basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price x (the reference price of A Shares of Sinopec Corp. on the ex-rights day/the closing price of A Shares of Sinopec Corp. on the trading day before the ex-rights day);

New proportion of exercise rights = Existing proportion of exercise rights x (the closing price of A Shares of Sinopec Corp. on the trading day before the ex-rights day/the reference price of A Shares of Sinopec Corp. on the ex-rights day).

(2)
When the trading of A Shares of Sinopec Corp. is on ex-dividend basis, the proportion of exercise rights for the Warrants remained unchanged, and the exercise price shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price x (the reference price of A Shares of Sinopec Corp. on the ex-dividend day/the closing price of A Shares of Company on the trading day before the ex-dividend day).

14.      Use of Proceeds from the Proposed Issuance

The proceeds from the issuance of the bonds will be applied to the Sichuan-to-East China Gas Project, Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, and to the repayment of bank borrowings. The proceeds from the exercise of the Warrants will be applied to the Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan 0.8 million tpa ethylene project, Shengli Oilfield key production capacity construction and production capacity construction on the new Tahe Oilfied areas.

In the event that the proceeds raised from this issuance are not sufficient to finance these projects, or the availability of the proceeds is not consistent with the progress of these projects, Sinopec Corp. will complete the investment in the projects with its own resources, bank borrowings or by other ways of debt financing.  Once the proceeds are sufficient,

LETTER FROM THE BOARD

 Sinopec Corp. will prioritise their use according to the needs of the projects stated above. Any surplus from the proceeds raised will be applied to repay bank borrowings and supplement working capital.

Sinopec Corp. will maintain a separate account for the proceeds as determined by the Board of Directors so as to administer the proceeds under a separate deposit system.

15.      Validity of the Resolution

The resolutions approving the proposed issuance of the Bond with Warrants to be passed at the EGM will be valid for twelve months, starting from the date of the passing of the resolutions.

16.	Authorisations to the Board of Directors to complete matters related to the Proposed Issuance

(1)
Subject to the laws, regulations and other regulatory documents and to the extent of the scope as permitted by the Articles of Association, the Board of Directors will be authorised to determine the specific terms and proposal prior to the proposed issuance in accordance with the requirements of the regulatory authorities and in view of the actual conditions of Sinopec Corp., to formulate and implement the final proposal for the Bonds with Warrants and to decide on the timing of such issuance.

(2)
The Board of Directors will be authorised to determine the specific arrangements on the use of proceeds as stated above, for instance, if the Chinese government announces new regulations in relation to the issue of Bonds with Warrants, or the regulatory agencies have new requirements, or there are changes in market conditions, the Board of Directors will, subject to the applicable laws in Mainland China at that time, adjust the issuance proposal and use of proceeds accordingly;

(3)	The Board of Directors will be authorised to produce, amend, file the application materials of the proposed issuance according to the requirements of the securities regulatory agencies;

(4)
The Board of Directors will be authorised to amend, supplement, execute, submit, report and implement the agreements, contracts and documents (including but not limited to guarantee contracts and underwriting and sponsorship agreements) during the course of the proposed issuance;

(5)
After the period for exercising the warrants, the Board of Directors will be authorised to amend the relevant provisions of the Articles of Association, and to complete the filing and change of registration in accordance with the actual exercise conditions;

(6)	The Board of Directors will be authorised to determine the sponsors (lead underwriters) and other intermediaries of the proposed issuance;

(7)	The Board of Directors will be authorised to complete matters relating to the listing of the Bonds with Warrants;

(8)	The Board of Directors will be authorised to complete other matters relating to the proposed issuance.

The proposed Issuance of Bonds with Warrants is subject to the obtaining of the approvals from Shareholders at the EGM and the approval of the CSRC.

II.	THE RESOLUTION RELATING TO THE FEASIBILITY OF THE PROJECTS TO BE INVESTED WITH THE PROCEEDS FROM THE PROPOSED ISSUANCE

The proceeds from the issuance of the bonds will be applied to the Sichuan-to-East China Gas Project, Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, and to the repayment of bank borrowings. The proceeds from the exercise of the Warrants will be applied to the Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene

          LETTER FROM THE BOARD

 project, Wuhan 0.8 million tpa ethylene project, Shengli Oilfield key production capacity construction and production capacity construction on the new Tahe Oilfied areas. Announcement on the details of the use of proceeds will be made in due course.

The Board of Directors of Sinopec Corp. is of the view that the projects proposed to be invested in through the proposed issuance are in line with the strategic development of Sinopec Corp. Once the projects commence operation, they will help Sinopec Corp. further develop its core businesses, increase its scale of operation, and enhance its competitiveness and capability for sustainable development. The use of proceeds of the proposed issuance is practical and feasible.

1.         Use of proceeds from the issuance of the bonds

(i)        Sichuan-to-East China Gas Project

The Sichuan-to-East China Gas Project was listed as one of the major projects during the 11th Five-Year Plan of China. The State Council approved the “Sichuan-to-East China Gas Project” in April 2007. The NDRC officially approved the project by NDRC Energy Approval No. [2007]795. In June 2007, the State Council approved that a national steering group for the engineering construction of the Sichuan-to-East China Gas Project was to be established. In August 2007, the construction of the project commenced. The Sichuan-to-East China Gas Project mainly consists of three parts with a total investment of approximately RMB 62.7 billion, namely the development of Puguang Gas Field, the construction of Puguang Natural Gas Purification Plant and the construction of pipeline for the Sichuan-to-East China Gas Project.

(ii)       Tianjin 1 million tpa ethylene project

The feasibility report of the Tianjin ethylene project mainly consists of a one million tpa ethylene project was approved by the NDRC in December 2005 pursuant to NDRC Industrial Approval No. [2005]2772. The project mainly consists of: a 1 million tpa ethylene project, 12.5 million tpa refinery expansion, supporting thermal power modification and public utility projects. The total investment of the project is approximately RMB 20.8 billion.

(iii)      Zhenhai 1 million tpa ethylene project

The feasibility report of the Zhenhai ethylene project was approved by the NDRC in March 2006 pursuant to NDRC Industrial Approval No. [2006]444. The project mainly consists of the construction of 11 main plants and supporting facilities for the project. The total investment of the project is approximately RMB 21.9 billion.

(iv)      Repayment of bank borrowings

The proceeds raised from the issuance of the bonds will be used to repay bank loans borrowed in relation to the business operation of Sinopec corp. of approximately RMB 4 billion, in order to optimize the debt structure of Sinopec Corp.

2.         Use of proceeds from the exercise of the Warrants

(i)        Tianjin 1 million tpa ethylene project and Zhenhai 1 million tpa ethylene project

A portion of the proceeds raised through the exercise of the Warrants will still be applied to the Tianjin 1 million tpa ethylene project and Zhenhai 1 million tpa ethylene project.

(ii)       Wuhan ethylene project

The Wuhan ethylene project consists of 0.8 million tpa ethylene project, 0.3 million tpa low-density polythene project and the supporting engineering and storage and transportation system etc. The Wuhan ethylene project was approved by the NDRC in April 2007 pursuant to NDRC Industrial Approval No. [2007]690. The total investment of the project is approximately RMB 15.1 billion.

LETTER FROM THE BOARD

(iii)      Shengli Oilfied Key oil production capacity expansion project

The Shengli Oilfied Key oil production capacity expansion project mainly consists of: shallow water production capacity construction, old areas adjustment and modification and low oil level capacity exploration.

(iv)     Production capacity construction on the new areas of Tahe Oilfied

The Production capacity construction on the new areas of Tahe Oilfied project will construct another 2 million tpa production capacity. The proceeds applied to the project will be approximately RMB 5.5 billion.

(v)      Supplement working capital

Any surplus from the proceeds raised will be applied to supplement the working capital of Sinopec Corp..

III.	THE RESOLUTION RELATING TO THE DESCRIPTION PREPARED BY THE BOARD OF DIRECTORS ON THE USE OF PROCEEDS FROM THE PREVIOUS ISSUANCE

“Special Report on the Use of Proceeds from the Previous Issuance of China Petroleum & Chemical Corporation” was issued by KPMG Huazhen on 27 September 2007 to set out Sinopec Corp.’s use of proceeds from the previous issuance.

IV.      IMPLICATION UNDER THE HONG KONG LISTING RULES

At the annual general meeting of Sinopec Corp. held on 29 May 2007, the Shareholders granted a general mandate to the Board of Directors to issue, allot and deal with Shares not exceeding 3,356,097,600 H Shares and 13,984,390,200 Domestic Shares, being 20% of each of its existing H Shares and Domestic Shares of Sinopec Corp. in issue as at the date of the special resolution. To date, Sinopec Corp. has not issued any Shares under the general mandate.

The Board of Directors proposes to issue the Bonds with Warrants in the Mainland China pursuant to the general mandate. Sinopec Corp. confirms that new A Shares to be issued for exercising the warrants, when aggregated with all other equity securities which remain to be issued on the exercise of the subscription rights shall not exceed 20% of the total share capital of the Company at the time of issuing the warrants. The term of the Warrants is twenty four months since the listing of the Warrants on the Shanghai Stock Exchange. Accordingly, the proposed issuance of Bonds with Warrants is in compliance with Rule 15.02 of the Listing Rules. No further approval from Shareholders is needed under the Hong Kong Listing Rules.

Sinopec Corp. confirms that if China Petrochemical Corporation, Sinopec Corp.’s controlling shareholder, exercises its right and subscribes for the Bonds with Warrants under the proposed issuance, it will comply with the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules (if applicable). As far as Sinopec Corp is aware, having made all reasonable inquiry, no Shareholder which has a material interest is required to abstain from voting at the EGM.

Sinopec Corp. further confirms that all investors, except China Petrochemical Corporation, are third parties independent of Sinopec Corp. and its connected persons.

V.        IMPLICATION UNDER PRC LAWS AND REGUALTIONS

Under the relevant PRC laws and regulations, the proposed issuance of Bonds with Warrants is subject to (i) approval from Shareholders at the EGM; and (ii) approvals from the relevant PRC regulatory authorities.

LETTER FROM THE BOARD

VI.      RECOMMENDATION

The Board of Directors believes the proposed issuance of the Bonds with Warrants are in the best interests of Sinopec Corp. and its Shareholders, and therefore recommend all the Shareholders to vote in favour of the relevant resolutions at the EGM.

VII.     THE EGM

The EGM will be convened at 9:00 a.m on 15 November 2007 at Crowne Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, the PRC. Notice of the EGM are set out on pages 12 to 15 in this circular.

Reply slips and forms of proxy for use in connection with the EGM are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slips by post or by fax or by delivering in accordance with the instructions printed thereon to the registered office of Sinopec Corp. at A6, Huixindong Street, Chaoyang District, Beijing, 100029, the PRC or at fax number 86 10 6499 0022 as soon as possible but in any event no later than 25 October 2007. Failure to complete or return the forms of proxy will not preclude eligible Shareholders from attending and voting in person at the relevant meeting should you so wish.

Completion and return of the forms of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

Subject to Sinopec Corp.’s Articles of Association, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(i)	the chairman of the meeting;

(ii)	at least two Shareholders present in person or by proxy entitled to vote thereat; or

(iii)	one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

Yours faithfully, For and on behalf of China Petroleum & Chemical Corporation Su Shulin Chairman

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF THE THIRD EXTRAORDINARY
GENERAL MEETING FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the third extraordinary general meeting of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the year 2007 (the “EGM”) will be held at the Crowne Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, the PRC at 9:00 a.m. on 15 November 2007.

The following matters will be dealt with at the EGM:

SPECIAL RESOLUTION

1.         To consider item by item the “Resolution relating to the Proposal for the Issuance of Bonds withWarrants”:

(1)              Issuance Size

(2)              Issuance Price

(3)              Issuance Target, Method of Issuance and Arrangement of Sale to Existing Shareholders

(4)              Term of the Bonds

(5)              Interest Rate of the Bonds with Warrants

(6)              Term and Method of Repayment for Principal and Interest

(7)              Term of Redemption

(8)              Guarantee

(9)              Term of the Warrants

(10)            Conversion Period of the Warrants

(11)            Proportion of Exercise Rights for the Warrants

(12)            Exercise Price of the Warrants

(13)            Adjustment of the exercise price of the Warrants

(14)            Use of Proceeds from the Proposed Issuance

(15)            Validity of the Resolution

(16)	Authorisations to the Board of Directors to complete the Specific Matters of the Proposed Issuance.

NOTICE OF EGM

ORDINARY RESOLUTIONS
2.	To consider the “Resolution relating to the feasibility of the projects to be invested with the proceeds from the proposed issuance”

3.	To consider the “Resolution relating to the description prepared by the Board of Directors on the use of proceeds from the previous issuance”

By Order of the Board of Directors China Petroleum &Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC

28 September 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

Notes:

1.           Details of Proposed Resolutions

  Details regarding the proposed resolutions are set out in the circular issued by Sinopec Corp. dated 28 September 2007.

2.           Eligibility for attending the EGM

Holders of Sinopec Corp.’s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of Sinopec Corp.’s Domestic Shares whose names appear on the Domestic Shares Register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on 15 October 2007 are eligible to attend the EGM.

3.           Proxy

(i)	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder of Sinopec Corp.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the registered address of Sinopec Corp. and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for the holding of the EGM.

(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

NOTICE OF EGM

4.           Registration procedures for attending the EGM

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares and Domestic Shares intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before 25 October 2007.

(iii)	Shareholders may send the reply slip to Sinopec Corp. in person, by post or by fax.

5.          Closure of Registers of Members

 The registers of members of Sinopec Corp. will be closed from 15 October 2007 to 15 November 2007 (both days inclusive).

6.           Procedures for demanding a poll to vote on resolutions

  Subject to Sinopec Corp.’s Articles of Association, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(i)	the chairman of the meeting;

(ii)	at least two Shareholders present in person or by proxy entitled to vote thereat; or

(iii)	one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

7.           Other Businesses

(i)	The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the share registrar for H Shares, Hong Kong Registrars Limited is at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(iii)
The address of the share registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at 36 Floor, China Insurance Building, 166 Lu Jian Jiu Dong Road, Pudong Xin District, Shanghai, the PRC.

(iv)	The registered address of Sinopec Corp. is at:

A6, Huixindong Street, Chaoyang District, Beijing, 100029
The People’s Republic of China
Telephone No.:
(+86)-10-6499 0060
Facsimile No.:
(+86)-10-6499 0022

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Proxy Form for the Third Extraordinary General Meeting for the Year 2007
Number of Shares related to this proxy form (note 1)

I/We (Note 2)

of

being the registered holder(s) (Note 1) of

H Share(s)/domestic Share(s) (Note 3) of RMB 1.00 each of in China Petroleum & Chemical Corporation (“Sinopec Corp.”) now appoint (Note 4)

(I.D. No.:	of

Tel. No.:

the chairman of the meeting as my/our proxy(ies) to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the third extraordinary general meeting of Sinopec Corp. for the year 2007 (“EGM”) to be held at 9:00 a.m. on 15 November 2007 at Crown Plaza Beijing Wuzhou, No.8 Beichendong Road, Chaoyang District, Beijing, PRC for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
Special Resolution:
1. To consider item by item the “Resolution relating to the Proposal for the Issuance of Bonds with Warrants”:
(1) Issuance Size
(2) Issuance Price
(3) Issuance Target, Method of Issuance and Arrangement of Sale to Existing Shareholders
(4) Term of the Bonds
(5) Interest Rate of the Bonds with Warrants
(6) Term and Method of Repayment for Principal and Interest
(7) Term of Redemption
(8) Guarantee
(9) Term of the Warrants
(10) Conversion Period of the Warrants
(11) Proportion of Exercise Rights for the Warrants
(12) Exercise Price of the Warrants
(13) Adjustment of the exercise price of the warrants
(14) Use of Proceeds from the Proposed Issuance
(15) Validity of the Resolution
(16) Authorisations to the Board of Directors to complete the Specific Matters of the Proposed Issuance.
Ordinary Resolutions:
2. To consider the “Resolution relating to the feasibility of the projects to be invested with the proceeds from the proposed issuance”
3. To consider the “Resolution relating to the description prepared by the Board of Directors on the use of proceeds from the previous issuance”

Date:  __________________________ 2007

Signature(s):_____________________________ (Note 6)

Notes:

1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please delete as appropriate.

4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

6.
This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares, to Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing 100029, the People’s Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Reply Slip for the Third Extraordinary General Meeting for the Year 2007

I/We (Note 2)

of

being the holder(s) of (2) __________________________________________________________________________________________________________ H Share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I(we) or my proxy wish to attend the third extraordinary general meeting of Sinopec Corp. for the year 2007 (the “EGM”) to be held at Crowne Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, China at 9:00a.m. on 15 November, 2007.

Signature(s):: ___________________________________

Date: _________________________________________

Notes:

1	Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.
The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at A6 Huixindong Street, Chaoyang District, Beijing 100029, PRC (Fax no.: (+86)10 6499 0022) such that the same shall be received by Sinopec Corp. on or before 25 October, 2007. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.